Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Osisko Development Corp. (the “Company”)

1100 Av. Des Canadiens-de-Montréal, Suite 300

Montréal, Québec, H3B 2S2, Canada

Item 2:	Date of Material Change

May 21, 2026

Item 3:	News Release

News releases dated May 21, 2026, May 26, 2026 and June 1, 2026, were filed on the System of Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca, copies of which are attached as Exhibit A.

Item 4:	Summary of Material Change

On May 20, 2026 and May 21, 2026, Company announced a proposed private placement offering and pricing (the “Offering”) of 4.125% convertible senior notes due 2031 (the ” Notes”) in an aggregate principal amount of up to US$275.0 million, consisting of a base offering of US$225.0 million principal amount of Notes (the “Base Offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under U.S. Securities Act of 1933, as amended (the “Securities Act”), and a concurrent non-brokered private placement of US$50.0 million aggregate principal amount of Notes (the “Private Placement”). The Company granted the initial purchasers of the Notes (the “Initial Purchasers”) under the Base Offering an option to purchase, during a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional US$25.0 million aggregate principal amount of Notes (the “Option”).

The Base Offering closed on May 26, 2026, and the Private Placement and issuance of Notes pursuant to full exercise of the Option closed on May 29, 2026.

Item 5:	Full Description of Material Change

5.1           Full Description of Material Change

On May 20, 2026, the Company announced the Offering, and on May 21, 2026, the Company announced that it had entered into a purchase agreement with the Initial Purchasers for a base offering of US$225.0 million in aggregate principal amount of Notes pursuant to which the Company granted the Initial Purchasers the Option to purchase up to an additional US$25.0 million aggregate principal amount of Notes. The Company also entered into a subscription agreement with Double Zero Capital, LP (“Double Zero”) with respect to the Private Placement.

The Base Offering closed on May 26, 2026, and the Private Placement and the issuance of the Notes pursuant to the exercise of the Option closed on May 29, 2026.

The Notes will be general senior unsecured obligations of the Company and will accrue interest payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2026, at a rate of 4.125% per annum. The Notes will mature on June 15, 2031, unless earlier converted, redeemed, or repurchased.

The Company estimates that the net proceeds from the Offering will be approximately US$290.0 million after deducting the Initial Purchasers’ discounts and commissions and estimated Offering expenses payable by the Company. The Company expects to use the net proceeds from the Offering and the Private Placement (i) to pay the approximately US$40.2 million cost of the capped call transactions (as described herein) entered into with certain financial institutions (the “Option Counterparties”), (ii) for development of the Cariboo Gold Project, and (iii) for general corporate purposes.

The Notes will be convertible at the option of the holders in certain circumstances. The Notes will be convertible into cash, common shares of the Company (“Common Shares”) or a combination of cash and Common Shares, at the Company’s election. The conversion rate will initially be 272.1088 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$3.68 per Common Share, which represents a conversion premium of approximately 25.0% to the last reported sale price of the Common Shares on the NYSE on May 20, 2026, being the last trading day before the pricing of the Offering), and will be subject to adjustments in certain events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date of the Notes, or if the Company delivers a notice of redemption, in certain circumstances, the conversion rate of the notes will increase for a holder who elects to convert (a) its Notes in connection with such a corporate event, or (b) its Notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be. However, the rate will in no event be greater than 340.136 Common Shares per US$1,000 principal amount of Notes (subject to adjustment), which represents a conversion price of approximately US$2.94 per Common Share.

The Company may not redeem the Notes prior to June 20, 2029, except upon the occurrence of certain changes to the laws governing withholding taxes as described below. The Company may redeem for cash all or any portion of the Notes (subject to the partial redemption limitation described below), at its option, on a redemption date on or after June 20, 2029, but only if the liquidity condition (as described in the indenture governing the Notes) is satisfied and the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (such redemption, an “optional redemption”). The Company may also redeem for cash all but not part of the Notes, at its option, upon the occurrence of certain changes to the laws governing withholding taxes if the liquidity condition is satisfied. Redemptions of Notes, in either case, shall be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all of the outstanding Notes pursuant to an optional redemption, at least US$75.0 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption.

If the Company undergoes a “fundamental change” (as defined in the indenture governing the Notes), then, subject to certain conditions and except as described in the indenture governing the Notes, the Company will be required to make an offer to holders to repurchase the Notes for cash at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, if a holder elects to convert its Notes in connection with a make-whole fundamental change, the conversion rate will be increased in certain circumstances as described above.

In connection with the pricing of the Notes, the Company entered into privately negotiated cash-settled capped call transactions with the Option Counterparties. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Common Shares initially underlying the Notes. The capped call transactions are entered into by the Company on the expectation that each would operate to compensate (through the payment of cash to the Company) for potential economic dilution upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.

The share price at which the cap in respect of the capped call transactions related to the Notes is triggered will initially be US$5.88, which represents a premium of 100% over the last reported sale price of the Common Shares on the NYSE on May 20, 2026, and is subject to certain adjustments under the terms of the capped call transactions.

In connection with establishing their initial hedges of the capped call transactions, the Company expects that the Option Counterparties or their respective affiliates will enter into various derivative transactions with respect to the Common Shares and/or purchase Common Shares concurrently with or shortly after the pricing of the Notes, including with, or from, certain purchasers of Notes under the Offering. This activity could increase (or reduce the extent of any decrease in) the market price of the Common Shares or the trading price of the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Common Shares and/or purchasing or selling Common Shares or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the 60-trading day period beginning on the 61st scheduled trading day prior to the maturity date of the Notes and, to the extent the Company exercises the relevant election under the capped call transactions, following any earlier conversion, redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Common Shares or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of Common Shares, if any, and the value of the consideration that a holder will receive upon conversion of its Notes.

The Notes issued under the Private Placement were acquired by Double Zero to maintain Double Zero’s pro rata ownership interest in the Company pursuant to its pre-emptive right under the investor rights agreement between the Company and Double Zero effective as of August 15, 2025. The Notes (and other convertible securities) issued to Double Zero are subject to a blocker provision, such that Double Zero may not convert the Notes (or exercise or convert any other convertible securities) if such conversion or exercise would result in it holding (directly or indirectly) over 19.9% of the issued and outstanding Common Shares (after giving effect to such exercise or conversion, as applicable), unless requisite shareholder, stock exchange and regulatory approvals have been obtained. To the extent Double Zero acquired Notes that upon conversion would result in Double Zero exceeding its prior pro rata ownership, the Company relied upon the exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(1)(a) of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) on the basis that the fair market value of such excess participation of Double Zero does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. The audit committee of the Company approved the participation of Double Zero in the Private Placement.

5.2           Disclosure for Restructuring Transactions

Not Applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7:	Omitted Information

Not Applicable.

Item 8:	Executive Officer

For additional information, please contact Sean Roosen, Chairman and CEO at +1 (514) 940-0685 or sroosen@osiskodev.com, or Philip Rabenok, Vice President, Investor Relations at +1 (437) 423-3644 or prabenok@osiskodev.com.

Item 9:	Date of Report

June 1, 2026.

EXHIBIT “A”

(attached)

OSISKO DEVELOPMENT ANNOUNCES PRICING OF US$275.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF 4.125% CONVERTIBLE SENIOR NOTES OFFERING (25.0% Conversion Premium)

🞂	Opportunistic capital raise with net proceeds expected to be used for the development of the Cariboo Gold Project and general corporate purposes

🞂	A portion of net proceeds expected to be used to purchase cash-settled capped calls to offset potential economic dilution at a cap price of US$5.88 per share, representing a 100% premium to US$2.94, being the last reported sale price of the Company’s common shares on the NYSE on May 20, 2026

Montreal, Québec, May 21, 2026 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) (“Osisko Development” or the “Company”) announces the pricing of US$275.0 million aggregate principal amount of 4.125% convertible senior notes due 2031 (the “Notes”) in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under U.S. Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”) and in a concurrent private placement (the “Private Placement”) under Section 4(a)(2) of the Securities Act. The Notes priced with a conversion premium of approximately 25.0% to the last reported sale price per share of the Company’s common shares, no par value (the “Common Shares”) (US$2.94 per Common Share) on the NYSE on May 20, 2026.

Qualified institutional buyers have agreed to purchase US$225.0 million principal amount of the Notes in the Offering. Double Zero Capital, LP, an affiliate of the Company, has agreed to purchase US$50.0 million aggregate principal amount of the Notes in the Private Placement (the “Affiliate Notes”).

The Company granted the initial purchasers of the Notes an option to purchase, during a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional US$25.0 million aggregate principal amount of Notes. The Offering and the Private Placement are expected to close on May 26, 2026 and May 29, 2026, respectively, subject to the satisfaction of customary closing conditions.

Transaction Highlights:

•	US$275.0 million offering of convertible senior notes due 2031 (including the Affiliate Notes).

•	If converted, holders of the Notes would receive cash, Common Shares or a combination of cash and Common Shares, at the Company’s election.

•	Cash-settled capped call transactions to be purchased in conjunction with the Notes with a cap price of US$5.88 per Common Share, which represents a premium of 100% to the last reported sale price of the Common Shares on the NYSE on May 20, 2026.

•	Net proceeds intended for the development of the Cariboo Gold Project and general corporate purposes, in addition to the cost of the capped call transactions.

Convertible Senior Notes

The Notes will be general senior unsecured obligations of the Company and will accrue interest payable semi-annually in arrears on June 15th and December 15th of each year, beginning on December 15, 2026, at a rate of 4.125% per annum. The Notes will mature on June 15, 2031, unless earlier converted, redeemed or repurchased.

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Use of Proceeds. The Company estimates that the net proceeds from the Offering will be approximately US$215.9 million (or approximately US$240.0 million if the initial purchasers exercise their option to purchase additional Notes in full) after deducting the initial purchasers’ discounts and commissions and estimated Offering expenses payable by the Company. The Company estimates that the net proceeds from the Private Placement will be approximately US$50.0 million. The Company expects to use the net proceeds from the Offering and the Private Placement (i) to pay the approximately US$36.9 million cost of the capped call transactions (as described herein) entered into with certain financial institutions (the “Option Counterparties”), (ii) for development of the Cariboo Gold Project, and (iii) for general corporate purposes. If the initial purchasers exercise their option to purchase additional Notes, the Company expects to use a portion (approximately US$3.4 million if the initial purchasers exercise their option to purchase additional Notes in full) of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for the purposes described above.

Conversion Features. The Notes will be convertible at the option of the holders in certain circumstances. The Notes will be convertible into cash, Common Shares or a combination of cash and Common Shares, at the Company’s election. The conversion rate will initially be 272.1088 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$3.68 per common share, which represents a conversion premium of approximately 25.0% to the last reported sale price of the Common Shares on the NYSE on May 20, 2026), and will be subject to adjustments in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date of the Notes or if the Company delivers a notice of redemption, the Company will, in certain circumstances, increase the conversion rate of the Notes for a holder who elects to convert its Notes in connection with such a corporate event or convert its Notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be.

Redemption Option. The Company may not redeem the Notes prior to June 20, 2029, except upon the occurrence of certain changes to the laws governing withholding taxes as described below. The Company may redeem for cash all or any portion of the Notes (subject to the partial redemption limitation described below), at its option, on a redemption date on or after June 20, 2029, but only if the liquidity condition (as described in the indenture governing the Notes) is satisfied and the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (such redemption, an “optional redemption”). The Company may also redeem for cash all but not part of the Notes, at its option, upon the occurrence of certain changes to the laws governing withholding taxes if the liquidity condition is satisfied. Redemptions of Notes, in either case, shall be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all of the outstanding Notes pursuant to an optional redemption, at least US$75 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption.

Fundamental Change. If the Company undergoes a “fundamental change” (as defined in the indenture governing the Notes), then, subject to certain conditions and except as described in the indenture governing the Notes, the Company will be required to make an offer to holders to repurchase the Notes for cash at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Capped Call Transactions

In connection with the pricing of the Notes, the Company entered into privately negotiated cash-settled capped call transactions with the Option Counterparties. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Common Shares initially underlying the Notes (including any Affiliate Notes). The capped call transactions are expected generally to compensate (through the payment of cash to the Company) for potential economic dilution upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.

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The cap price of the capped call transactions related to the Notes is initially US$5.88, which represents a premium of 100% over the last reported sale price of the Common Shares on the NYSE on May 20, 2026, and is subject to certain adjustments under the terms of the capped call transactions.

If the initial purchasers exercise their option to purchase additional Notes, the Company intends to enter into additional capped call transactions with the Option Counterparties.

In connection with establishing their initial hedges of the capped call transactions, the Company expects that the Option Counterparties or their respective affiliates will enter into various derivative transactions with respect to the Common Shares and/or purchase Common Shares concurrently with or shortly after the pricing of the Notes, including with, or from, certain investors in the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Common Shares or the trading price of the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Common Shares and/or purchasing or selling Common Shares or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the 60-trading day period beginning on the 61st scheduled trading day prior to the maturity date of the Notes and, to the extent the Company exercises the relevant election under the capped call transactions, following any earlier conversion, redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Common Shares or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of Common Shares, if any, and the value of the consideration that a holder will receive upon conversion of its Notes.

The Notes and the Common Shares issuable upon conversion of the Notes, if any, have not been registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws. The Notes issued and the Common Shares issuable upon the conversion of Notes, if any, to purchasers in Canada will be subject to a statutory hold period in accordance with applicable Canadian provincial and territorial securities laws. The Offering is subject to final acceptance of the TSX Venture Exchange.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities being offered in the Offering, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

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ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps. The Company’s objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline includes the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, “forward-looking statements”), including the anticipated completion of the Offering, the Private Placement and capped call transactions; the potential impact of the foregoing or related transactions on dilution to the Common Shares and the market price of the Common Shares or the trading price of the Notes; the anticipated use of proceeds from the Offering and the Private Placement. Such forward-looking statements are identified with words such as “may”, “will”, “would”, “could”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee”, “objective”, “strategy”, variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company’s most recent annual information form, financial statements and management’s discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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OSISKO DEVELOPMENT ANNOUNCES CLOSING OF US$225.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF 4.125% CONVERTIBLE SENIOR NOTES OFFERING

🞂	Opportunistic capital raise with net proceeds expected to be used for the development of the Cariboo Gold Project and general corporate purposes

🞂	A portion of net proceeds expected to be used to purchase cash-settled capped calls to offset potential economic dilution by effectively increasing the conversion premium

Montreal, Québec, May 26, 2026 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) (“Osisko Development” or the “Company”) announced today it has closed its previously announced offering of US$225.0 million aggregate principal amount of 4.125% convertible senior notes due 2031 (the “Notes”) in a private placement (the “Offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Company estimates that the net proceeds from the Offering will be approximately US$215.9 million, after deducting commissions and estimated offering expenses, but before deducting the cost of the capped call transactions. The net proceeds from the Offering are intended to be used to pay for the cost of capped call transactions entered into with certain financial institutions in connection with the Offering, for the development of the Cariboo Gold Project and general corporate purposes.

In addition to the US$225.0 million aggregate principal of Notes issued under the Offering: (i) the Company granted the initial purchasers of the Notes an option to purchase (the “Initial Purchasers”), during a 13-day period beginning on, and including, May 26, 2026, up to an additional US$25.0 million aggregate principal amount of Notes (the “Initial Purchasers’ Option”) and (ii) Double Zero Capital, LP, an affiliate of the Company, has also agreed to purchase US$50.0 million aggregate principal amount of the Notes in a concurrent private placement (the “Private Placement”) (the “Affiliate Notes”). There can be no assurance as to whether or when the Initial Purchasers’ Option may be exercised. In connection with the offering of Notes, the Initial Purchasers purchased the Notes at a purchase price of 96.4% of the principal amount of the Notes. The Affiliates Notes will not be issued at any discount.

In connection with the Offering, certain of the Initial Purchasers will be issued broker warrants to acquire 1,279,536 Common Shares.

The initial conversion rate for the Notes is 272.1088 Common Shares per US$1,000 principal amount of Notes, which represents an initial conversion price of approximately US$3.68 per Common Share. The initial conversion price represents a premium of approximately 25.0% over the last reported sale price of US$2.94 per Common Share on the NYSE on May 20, 2026. Under certain circumstances, the conversion price may be adjusted. However, the rate will in no event be greater than 340.136 Common Shares per US$1,000 principal amount of Notes (subject to adjustment), which represents a conversion price of approximately US$2.94 per Common Share.

The Notes and the Company’s Common Shares issuable upon conversion of the Notes, if any, have not been and will not be registered under the Securities Act, or any state securities laws, or qualified by way of a prospectus in any province or territory of Canada. As a result, neither the Notes nor any Common Shares issuable upon conversion of the Notes may be offered or sold in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, and may not be offered or sold to persons located or resident in Canada until December 23, 2026 except pursuant to an exemption from the prospectus requirements of applicable Canadian securities laws.

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This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities being offered in the Offering, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps. The Company’s objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline includes the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, “forward-looking statements”), including the anticipated use of proceeds from the Offering and the Private Placement; the potential exercise by the initial purchasers of the option to purchase additional Notes; the potential impact of any conversion of the Notes on dilution to the Common Shares and the market price of the Common Shares or the trading price of the Notes; and the ability to develop the Cariboo Gold Project. Such forward-looking statements are identified with words such as “may”, “will”, “would”, “could”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee”, “objective”, “strategy”, variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: whether or not the Initial Purchasers’ Option is exercised, the closing of the Offering of Affiliate Notes, the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company’s most recent annual information form, financial statements and management’s discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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OSISKO DEVELOPMENT ANNOUNCES CLOSINGS OF ADDITIONAL US$75 MILLION AGGREGATE PRINCIPAL AMOUNT OF 4.125% CONVERTIBLE SENIOR NOTES BRINGING TOTAL OFFERING TO US$300 MILLION

🞂	Additional Notes represent full exercise of Initial Purchasers’ Option from previously announced Offering and closing of non-brokered private placement notes with Double Zero Capital

🞂	Opportunistic capital raise with net proceeds expected to be used for the development of the Cariboo Gold Project and general corporate purposes

🞂	A portion of net proceeds used to purchase cash-settled capped calls to offset potential economic dilution by effectively increasing the conversion premium to 100% (from 25%)

Montreal, Québec, June 1, 2026 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) (“Osisko Development” or the “Company”) announced today the closing on May 29, 2026 of an additional US$75.0 million aggregate principal amount of 4.125% convertible senior notes due 2031 (the “Notes”), consisting of US$25.0 million aggregate principal amount of Notes sold pursuant to the full exercise of the initial purchasers’ option to purchase additional notes from the Company’s previously announced offering (the “Initial Purchasers’ Option”) and US$50.0 million aggregate principal amount of Notes sold in a concurrent private placement (the “Private Placement”) with Double Zero Capital, LP (“Double Zero”) (the “Double Zero Notes”). Together with the Company’s closing of its offering of US$225.0 million aggregate principal amount of Notes in a private placement on May 26, 2026 (the “Base Offering,” and collectively with the Initial Purchasers’ Option and the Private Placement, the “Offerings”) total gross proceeds from the Offerings were US$300.0 million.

Sean Roosen, Chairman & CEO, noted: “We’re very pleased to have executed on this opportunistic and strategic capital markets transaction, which we believe provides several key benefits to shareholders. By accessing senior unsecured capital at an attractive 4.125% coupon, we’re able to bolster our balance sheet to support the development of the Cariboo Gold Project, fund continued pre-construction activities and accelerate momentum toward a final investment decision, while preserving meaningful financial and operational execution flexibility. To mitigate potential dilution impacts, we also entered into cash-settled capped call transactions that are structured to deliver the net effect of increasing the effective conversion premium price on the Notes from 25% to 100%, or double our share price immediately prior to announcement. The covenant-light and lower-cost structure provides an efficient source of capital relative to other traditional project financing alternatives, and carries no project-level security, completion tests, or restrictive financial constraints. Importantly, the Notes also provide flexible settlement mechanics, allowing for settlement in cash, shares, or combination thereof, at our election, as well as the ability to redeem the Notes early after three years, under certain conditions. These features provide additional flexibility to manage our capital structure over time as we continue to de-risk the Cariboo Gold Project.

We are also very pleased with the strong participation from a broad new group of institutional investors, including some of the world’s largest asset managers, which is expected to further enhance our market and liquidity profile, together with the continued support from our largest shareholder, Double Zero. We view this transaction as a strong endorsement of the Company’s unique value proposition and an important step in enhancing our strategic flexibility as we continue to advance Canada’s next underground gold development project. With a significantly strengthened balance sheet, we are well funded to advance planned activities, including extensive infill and exploration drilling, with our focus firmly on project execution. We believe the next few years represent an exciting new chapter for Osisko Development, and we look forward to sharing future updates on our progress.”

The Company estimates that the net proceeds from the Offerings will be approximately US$290.0 million, after deducting commissions and estimated offering expenses, but before deducting the cost of capped call transactions entered into with certain financial institutions in connection with the Offerings. The net proceeds are intended to be used to pay for the cost the capped call transactions, for the development of the Cariboo Gold Project and general corporate purposes. The purchase price of the capped call transactions was approximately US$40.2 million.

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Transaction Highligths & Rationale

•	Successful overnight execution – US$300.0 million in total gross proceeds from the Offerings of convertible senior notes due 2031, executed through confidential marketing followed by overnight execution, mitigating market risk and pricing off an unaffected price level.

•	Provides immediate access to capital for project development – Net proceeds of approximately US$290.0 million (approximately US$250.0 million net of capped call purchase) provide the Company with immediate access to capital to advance the Cariboo Gold Project, supporting continued development activities and accelerating momentum toward a final investment decision.

•	Capped call mitigates potential dilution – The purchase of cash-settled capped call derivative contracts is expected to offset potential economic dilution up to approximately US$5.88 per Common Share (as defined below), equivalent to a 100% effective conversion premium.

•	Optimizing project cost of capital – The annual coupon of 4.125% represents a materially lower cost of capital relative to most traditional project finance credit facilities, and carries no project-level security, completion tests, restrictive covenants or constraints, preserving maximum execution flexibility.

•	Flexible settlement and redemption options – The Company retains discretion to settle the Notes in cash, Common Shares or a combination thereof, as well as the ability to redeem the Notes early on or after June 20, 2029 if the Common Shares trade above approximately US$4.78 per Common Share (representing 130% of the conversion price) for a period specified in the indenture governing the Notes, subject to satisfaction of a liquidity condition and certain other conditions. The Company may also redeem the Notes upon the occurrence of certain changes to the laws governing withholding taxes, subject to certain conditions.

•	Broadened market profile and support from largest shareholder – Strong participation from a broad new investor group, including some of the world’s largest asset managers, highlighting the Company’s unique value proposition and improving its market visibility and liquidity profile. Double Zero’s US$50.0 million participation in the Private Placement provides a strong continued endorsement from the Company’s largest shareholder.

•	Improved strategic flexibility – The transaction strengthens the Company’s balance sheet while preserving optionality around project execution.

Convertible Senior Notes Summary

The initial conversion rate for the Notes is 272.1088 common shares of the Company (the “Common Shares”) per US$1,000 principal amount of Notes, which represents an initial conversion price of approximately US$3.68 per Common Share. The initial conversion price represents a premium of approximately 25.0% over the last reported sale price of US$2.94 per Common Share on the NYSE on May 20, 2026, being the last trading day before the pricing of the Offering. Under certain circumstances, the conversion price may be adjusted. However, the conversion rate will in no event be greater than 340.136 Common Shares per US$1,000 principal amount of Notes (subject to adjustment), which represents a conversion price of approximately US$2.94 per Common Share.

The Notes and the Company’s Common Shares issuable upon conversion of the Notes, if any, have not been and will not be registered under the Securities Act, or any state securities laws, or qualified by way of a prospectus in any province or territory of Canada. As a result, neither the Notes nor any Common Shares issuable upon conversion of the Notes may be offered or sold in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, and may not be offered or sold to persons located or resident in Canada except pursuant to customary Canadian resale restrictions.

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Additional information concerning the Notes and the capped call transactions, including illustrative settlement scenarios, is available on the Company’s Investors page: https://osiskodev.com/investors/.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities being offered in the Offering, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

Advisors & Book-runners

Cantor Fitzgerald & Co., served as the Company’s structuring advisor, sole book-running manager and capped call coordinator for the Base Offering.

BMO Capital Markets, RBC Capital Markets and National Bank of Canada Capital Markets served as co-managers for the Base Offering.

Early Warning Disclosure of Double Zero

Prior to the closing of the Private Placement, Double Zero had ownership or control, directly or indirectly, over an aggregate of 48,591,775 Common Shares and 18,300,000 Common Share purchase warrants (“Warrants”), representing approximately 15.93% of the issued and outstanding Common Shares on a non-diluted basis and representing approximately 20.69% of the issued and outstanding Common Shares on a partially-diluted basis assuming the full exercise of the Warrants.

On closing of the Private Placement, Double Zero acquired US$50.0 million aggregate principal amount of Notes, which at the initial conversion price are convertible (subject to certain conditions) into an aggregate of 13,586,956 Common Shares. Including the securities held prior to the closing of the Offering, Double Zero has ownership or control, directly or indirectly, over an aggregate of 48,591,775 Common Shares, 18,300,000 Warrants and US$50.0 million aggregate principal amount of Notes, representing approximately 15.93% of the issued and outstanding Common Shares on a non-diluted basis and representing approximately 23.89% of the issued and outstanding Common Shares on a partially-diluted basis assuming the full exercise of the Warrants and full conversion of the Double Zero Notes at the initial conversion price.

The Warrants and Double Zero Notes issued to Double Zero are subject to a blocker provision, such that Double Zero may not exercise any Warrants or convert any Double Zero Notes that would result in it holding (directly or indirectly) over 19.9% of the issued and outstanding Common Shares (after giving effect to such exercise or conversion, as applicable), unless requisite shareholder, stock exchange and regulatory approvals have been obtained.

An early warning report in respect of the Company will be filed by Double Zero with applicable Canadian securities regulatory authorities and will be available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile. To obtain copies of the early warning report once filed by Double Zero, please contact Melanie Cole of Aird & Berlis LLP, counsel to Double Zero, email: mcole@airdberlis.com and telephone: 416.865.4638.

The Double Zero Notes were acquired by Double Zero for investment purposes and to maintain Double Zero’s pro rata ownership interest in the Company pursuant to its pre-emptive right under the investor rights agreement between the Company and Double Zero effective as of August 15, 2025. Depending on market conditions and other factors, Double Zero may, from time to time, acquire additional Common Shares, Common Share Warrants or other securities of the Company or dispose of some or all of its security holdings.

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ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company’s objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, “forward-looking statements”), including the anticipated use of proceeds from the Offerings; the potential impact of any conversion of the Notes on dilution to the Common Shares and the market price of the Common Shares or the trading price of the Notes or the Double Zero Notes; the ability to develop the Cariboo Gold Project; and future exploration and developmental activities. Such forward-looking statements are identified with words such as “may”, “will”, “would”, “could”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee”, “objective”, “strategy”, variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the anticipated use of the net proceeds from the Offerings, including to pay for the cost of the capped call transactions, for the development of the Cariboo Gold Project and for general corporate purposes; the expectation that the capped call transactions will be effective in offsetting potential economic dilution, and the performance by the capped call counterparties of their obligations thereunder; the estimated amount of net proceeds from the Offerings, and the estimated commissions, offering expenses and cost of the capped call transactions; the Company’s ability to settle the Notes in cash, Common Shares or a combination thereof, to redeem the Notes prior to maturity, and to satisfy the conditions applicable to any such settlement or redemption; the continued advancement of pre-construction activities, infill and exploration drilling, and progress toward a final investment decision on the Cariboo Gold Project; the expectation that participation from a broadened group of institutional investors will enhance the Company’s market visibility and liquidity profile; the potential adjustment of the conversion rate and conversion price of the Notes under certain circumstances; general economic, capital markets and mining industry conditions, and the Company’s ability to access additional capital on acceptable terms; the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company’s most recent annual information form, financial statements and management’s discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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